UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended:	March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VIEWBIX INC.

Full Name of Registrant

N/A

Former Name if Applicable

11 Derech Menachem Begin

Address of Principal Executive Office (Street and Number)

Ramat Gan, Israel 5268104

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2024, Viewbix Inc. (the “Registrant”) was informed by Cortex Media Group Ltd. (“Cortex”), the majority-owned subsidiary of the Registrant’s wholly-owned subsidiary, Gix Media Ltd., that Cortex has been adversely affected by certain industry-wide decisions in the online advertising industry (the “Cortex Adverse Effect”).

Following the Cortex Adverse Effect, the Registrant updated Cortex’s and Gix Media’s bank, in which Cortex’s and Gix Media’s accounts, credit facilities, and loans rendered by the bank are maintained, and, as a result, the bank determined to limit each company’s respective credit facilities with the bank until a debt restructuring program can be established between the parties (the “Restructuring”). Management of the Registrant believes the decision of the bank with respect to the Restructuring will materially impact the presentation of the financial data required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Amihay Hadad	+972	9-774-1505
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, and due to the materiality of the limitations imposed on Gix Media and Cortex, and therefore on the Registrant’s results of operations, as of the date hereof, the Registrant has not completed the required processes for purposes of finalizing the disclosure of the financial statements for the quarter ended March 31, 2024.

Viewbix Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Amihay Hadad
Amihay Hadad
	Title:	Chief Executive Officer

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